UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JARDEN CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

471109108

(CUSIP Number of Common Stock)

Martin E. Franklin Executive Chairman Jarden Corporation 555 Theodore Fremd Avenue Rye, New York 10580 (914) 967-9400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Robert L. Lawrence, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas New York, New York 10019 (212) 541-6222

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee*
Not Applicable	Not Applicable

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

ITEM 12.	EXHIBITS

Exhibit No.	Description

99.1	Press Release, dated January 24, 2012